EXHIBIT 99.1

O2Micro Reports Second Quarter 2013 Financial Results

GEORGE TOWN, Grand Cayman, July 31, 2013 (GLOBE NEWSWIRE) -- O2Micro® International Limited (Nasdaq:OIIM), a global leader in the design, development and marketing of high-performance integrated circuits and solutions, reported its financial results today for the second quarter of 2013, ending June 30, 2013.

Financial Highlights for the Second Quarter ending June 30, 2013:

O2Micro International Limited reported Q2 2013 revenue of $18.7 million. Revenue was up 8% sequentially and down 34% from the comparable year-ago quarter. The gross margin in the second quarter of 2013 was 51.2%. The gross margin was up from 50.0% in the prior quarter and down from 55.7% in the second quarter of 2012. The gross margin remains in our target range and varies primarily with revenue level and product mix. During the second quarter of 2013, the company recorded total GAAP operating expenses of $14.6 million, compared to $14.1 million in the first quarter of 2013 and $27.2 million in the year-ago Q2 period. The respective GAAP operating margins for the second quarter of 2013, the first quarter of 2013, and second quarter of 2012 were (26.8%), (31.2%), and (40.3%).

GAAP net loss was $4.4 million in Q2 2013. This compares to a GAAP net loss of $5.1 million in the first quarter of 2013 and a GAAP net loss of $10.9 million in Q2 2012. GAAP net loss per fully diluted ADS was $0.15 in Q2 2013. This compares to a GAAP net loss per fully diluted ADS of $0.17 in Q1 2013 and a GAAP net loss per fully diluted ADS of $0.35 in Q2 2012.

Financial Highlights for the Six Months ending June 30, 2013:

O2Micro International Limited reported revenue of $36.1 million for the six months ending June 30, 2013. This was down 37.8% from $58.0 million in the comparable six months of 2012. The gross margins were 50.6% and 56.0% during the corresponding periods of 2013 and 2012, respectively. GAAP operating expenses were $28.7 million and $44.3 million in the first half of 2013 and 2012, respectively. The respective GAAP operating margins for the comparable periods were (29.0%) and (20.4%). Pretax loss from continuing operations was $9.0 million in the first half of 2013. This compares to a pretax loss from continuing operations of $11.2 million in the first half of 2012. GAAP net loss was $9.5 million in 1H 2013. This compares to a GAAP net loss of $10.9 million in 1H 2012. The GAAP net loss per fully diluted ADS was $0.32 in the first six months of 2013. This compares to a GAAP net loss per fully diluted ADS of $0.35 in the corresponding first half of 2012.

Supplementary Data:

The company ended the second quarter of 2013 with $82.0 million in unrestricted cash and short-term investments or $2.88 per outstanding ADS. The accounts receivable balance was $11.3 million and represented 50 days sales outstanding at the end of Q2 2013. Inventory was $7.9 million or 74 days and turned over 4.9 times during Q2 2013. As of June 30, 2013, the company had $92.8 million in working capital and the book value was $135.9 million, or $4.77 per outstanding ADS.

As of June 30, 2013, O2Micro International Limited counted 600 employees, including 334 engineers.

Management Commentary:

"Our second quarter results demonstrate our commitment to revenue growth and represent continued acceptance of our new products through solid design win activity and market share gains," said Sterling Du, O2Micro's Chairman and CEO. "Revenue grew 8% sequentially and we have great confidence in our carefully chosen growth drivers including LED general lighting, backlighting, battery management and power management. We continue to believe that these drivers will contribute to top-line growth in upcoming quarters and lead O2Micro back to profitability in the near future."

Conference Call: O2Micro will hold its second quarter conference call today, July 31, 2013, at 6:00 a.m. PDT, 9:00 a.m. EDT. You may participate using the following dial-in information.

In the US and CANADA:	888-401-4668, pass code #1291083
INTERNATIONAL participants:	719-325-2435, pass code #1291083

A replay of the call will be available by phone for one week following the live call. The replay can be accessed using the following dial-in information.

In the US and CANADA:	888-203-1112, pass code #1291083
INTERNATIONAL participants:	719-457-0820, pass code #1291083

A live webcast will also be available on the company website at www.o2micro.com, and an online replay will be available for one week.

About O2Micro

Founded in April 1995, O2Micro develops and markets innovative power management components for the Computer, Consumer, Industrial, Automotive and Communications markets. Products include LED General Lighting, Backlighting, Battery Management and Power Management.

O2Micro International maintains an extensive portfolio of intellectual property with 24,081 patent claims granted, and over 25,000 more pending. The company maintains offices worldwide. Additional company and product information can be found on the company website at www.o2micro.com.

O2Micro, the O2Micro logo, and combinations thereof are registered trademarks of O2Micro. All other trademarks or registered trademarks are the property of their respective owners.

Statements made in this release that are not historical, including statements regarding O2Micro's or management's intentions, hopes, beliefs, expectations, representations, projections, plans or predictions of the future, are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements involve risks and uncertainties that may cause actual results to differ materially from those set forth in these statements. Factors that could cause actual results to differ materially include risks and uncertainties such as reduced demand for products of electronic equipment manufacturers which include O2Micro's products due to adverse economic conditions in general or specifically affecting O2Micro's markets, technical difficulties and delays in the developments process, and errors in the products. You are also referred to the Form F-1 in connection with the company's initial public offering in August 2000, Form F-3 in connection with the company's public offering in November 2001, and the annual reports on Form 20-F, which identify important risk factors that could cause actual results to differ from those contained in the forward-looking statements. The company assumes no obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise.

O2MICRO INTERNATIONAL LIMITED AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF OPERATIONS AND COMPREHENSIVE INCOME (UNAUDITED)
(In Thousand U.S. Dollars, Except Per Share Amounts)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2013	2012	2013	2012

NET SALES	$ 18,715	$ 28,313	$ 36,064	$ 58,000

COST OF SALES	9,133	12,530	17,814	25,543

GROSS PROFIT	9,582	15,783	18,250	32,457

OPERATING EXPENSES (INCOME)
Research and development (1)	6,746	8,842	13,310	17,465
Selling, general and administrative (1)	7,858	8,942	15,382	17,473
Provision for litigation	--	9,422	--	9,422
Litigation income	--	--	--	(100)
Total Operating Expenses	14,604	27,206	28,692	44,260

LOSS FROM OPERATIONS	(5,022)	(11,423)	(10,442)	(11,803)

NON-OPERATING INCOME
Interest income	343	441	722	876
Foreign exchange gain (loss) – net	320	(134)	532	(244)
Other – net	146	8	151	14
Total Non-operating Income	809	315	1,405	646

LOSS FROM CONTINUING OPERATIONS BEFORE INCOME TAX	(4,213)	(11,108)	(9,037)	(11,157)

INCOME TAX EXPENSE	224	299	454	544

LOSS FROM CONTINUING OPERATIONS	(4,437)	(11,407)	(9,491)	(11,701)

INCOME (LOSS) FROM DISCONTINUED OPERATIONS, NET OF TAX	--	465	(3)	803

NET LOSS	(4,437)	(10,942)	(9,494)	(10,898)

OTHER COMPREHENSIVE INCOME
Foreign currency translation adjustments	61	(249)	(497)	261
Unrealized gain (loss) on available-for-sale securities	(36)	(121)	29	53
Unrealized pension gain	5	4	9	8
Total Other Comprehensive (Loss) Income	30	(366)	(459)	322

COMPREHENSIVE LOSS	$ (4,407)	$ (11,308)	$ (9,953)	$ (10,576)

BASIC EARNINGS (LOSS) PER ADS
Continuing operations	$ (0.15)	$ (0.35)	$ (0.32)	$ (0.35)
Discontinued operations	--	--	--	--
	$ (0.15)	$ (0.35)	$ (0.32)	$ (0.35)

DILUTED EARNINGS (LOSS) PER ADS
Continuing operations	$ (0.15)	$ (0.35)	$ (0.32)	$ (0.35)
Discontinued operations	--	--	--	--
	$ (0.15)	$ (0.35)	$ (0.32)	$ (0.35)

ADS UNITS USED IN EARNINGS (LOSS) PER ADS CALCULATION:
Basic (in thousands)	28,852	31,591	29,293	31,446
Diluted (in thousands)	28,852	31,591	29,293	31,446

(1) INCLUDES STOCK-BASED COMPENSATION CHARGE AS FOLLOWS:
Research and development	$ 174	$ 251	$ 357	$ 503
Selling, general and administrative	$ 466	$ 570	$ 965	$ 1,038

O2MICRO INTERNATIONAL LIMITED AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEET
(In Thousand U.S. Dollars, Except Share Amounts)

	June 30,	December 31,
	2013	2012
ASSETS	(Unaudited)	(Audited)

CURRENT ASSETS
Cash and cash equivalents	$ 25,454	$ 27,898
Restricted cash	172	177
Short-term investments	56,510	69,427
Accounts receivable – net	11,304	8,773
Inventories	7,863	7,917
Prepaid expenses and other current assets	1,853	1,957
Total Current Assets	103,156	116,149

LONG-TERM INVESTMENTS	15,568	15,530

PROPERTY AND EQUIPMENT – NET	24,263	26,142

OTHER ASSETS
Restricted assets	10,000	10,000
Intangible assets	--	31
Other Assets	3,499	3,474
Total Other Assets	13,499	13,505

TOTAL ASSETS	$156,486	$171,326

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
Notes and accounts payable	$ 4,780	$ 3,756
Income tax payable	231	362
Accrued expenses and other current liabilities	5,336	6,577
Total Current Liabilities	10,347	10,695

OTHER LONG-TERM LIABILITIES
Accrued pension liabilities	672	708
Other liabilities	9,551	9,551
Total Other Long-Term Liabilities	10,223	10,259

Total Liabilities	20,570	20,954

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS' EQUITY
Preference shares at $0.00002 par value per share
Authorized – 250,000,000 shares	--	--
Ordinary shares at $0.00002 par value per share
Authorized – 4,750,000,000 shares
Issued – 1,660,786,600 shares as of June 30, 2013 and December 31, 2012, respectively	33	33
Additional paid-in capital	138,971	138,793
Retained earnings	7,371	16,865
Accumulated other comprehensive income	7,406	7,865
Treasury stock – 235,558,700 and 162,072,500 shares as of June 30, 2013 and December 31, 2012, respectively	(17,865)	(13,184)
Total Shareholders' Equity	135,916	150,372

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$156,486	$171,326
CONTACT: Scott L. Anderson
         Director of Investor Relations, O2Micro
         Phone: 408.987.5920, x8888
         Email: scott.anderson@o2micro.com